INVESCO LTD.

March 25, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invesco Ltd.

Registration Statement on Form S-3

File No. 333-285194

Ladies and Gentlemen:

Invesco Ltd. (the “Company”) hereby requests, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. EST on March 27, 2025, or as soon thereafter as practicable.

Please contact Mark Kanaly or Rebecca Valentino of Alston & Bird LLP, the Company’s counsel, at (214) 922-3404 or (650) 838-2025, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Invesco Ltd.

By:	/s/ Jeffrey H. Kupor
Name: Jeffrey H. Kupor
Title: Senior Managing Director and General Counsel